Mail Stop 3561

October 5, 2006

Neil Cole, Chief Executive Officer
Iconix Brand Group, Inc.
1450 Broadway
New York, New York 10018

      Re: **Iconix Brand Group, Inc.**
           Amendment No. 2 to Registration Statement on Form S-4
           Filed September 28, 2006
           File No. 333-135496
           Amended Annual Report on Form 10-K/A for Fiscal Year Ended
           December 31, 2005
           Filed September 28, 2006

Dear Mr. Cole:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2005

1. We note that you restated your financial statements without filing an Item 4.02 Form 8-K. Please tell us what consideration you gave to filing an Item 4.02 Form 8-K. Item 4.02 of Form 8-K *Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review*, requires a registrant to file an Item 4.02 Form 8-K if and when its board of directors, a committee of the board of directors, or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer should be relied upon because of an error in such financial statements as addressed in APB 20 (which has since been superseded by SFAS 154).

*   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or William Choi, Accounting Branch Chief, at (202) 551-3716, if you have questions regarding comments on the financial statements and related matters. Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, Peggy Kim, Senior Attorney, at (202) 551-3411, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Richard DiStefano, Esq.
        Blank Rome LLP
        Via Fax: (917) 332-3762